SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 24, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM
-	BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

To:
Australian Securities Exchange(1)
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Perth on 21 November 2013. The results will then be released to the market.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon
Group Company Secretary

(1) This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 171 Collins Street, Melbourne, Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting
Speeches by
Jac Nasser, Chairman, BHP Billiton and
Andrew Mackenzie, Chief Executive Officer, BHP Billiton
24 October 2013

BHP Billiton Plc Annual General Meeting - 24 October 2013

Jac Nasser, Chairman, BHP Billiton

Good morning ladies and gentlemen. My name is Jac Nasser. May I draw your attention to the disclaimer.

Welcome to the 2013 Annual General Meeting of BHP Billiton Plc. I also extend a welcome to our shareholders who are joining us online.

Your Directors are here with us today, including your CEO Andrew Mackenzie. You can read about their backgrounds in the Notice of Meeting, but let me give you a brief outline of the approach we use to select Directors.

Your Company is a truly global organisation, with 128,000 people in 26 countries. We operate in a sector that requires a long-term investment perspective. As a result, our Directors have current international business skills and experience, as well as an objective view on social, economic and environmental issues. We look out at least five years when planning for Board succession, taking into account the skills and experience required to effectively govern the Company and create long-term value for shareholders.

We are confident that our Board renewal process ensures that we have the right blend of skills, experience and perspectives critical to the effective oversight of BHP Billiton on behalf of shareholders.

Effective succession planning extends throughout the Company. This is one of the most important tasks of any Board. The strength of our process was demonstrated in February, when we announced the retirement of Marius Kloppers and the appointment of Andrew Mackenzie.

Andrew joined BHP Billiton in 2008. He is a world class executive, with more than 30 years of experience in oil, gas, petrochemicals and mining. His appointment followed a global search of internal and external candidates. Our considered, planned succession approach has served the Company and our shareholders well.

The Board would like to thank Marius for his leadership for the past several years, including his help in the transition to Andrew. Under Marius and his team, BHP Billiton outperformed its peers, in terms of total shareholder returns, during some very difficult times. Marius left BHP Billiton a safer and stronger Company. On behalf of all shareholders, we thank him.

Also with us today are some members of Andrew’s senior executive team. You can read about their backgrounds in the Annual Report. The majority of the new senior executive team has been with BHP Billiton for over ten years – and in the case of Dean Dalla Valle, for over 35 years. Congratulations Dean. When you look at their careers, you can see the depth of talent within the Group and the strength of our approach to leadership development and succession planning, while also ensuring renewal and continuity.

Andrew and the team are off to a strong start. I know that they look forward to catching up with you after the meeting.
Let me also welcome Malini Mehra and Phil Vernon who are two members of our Forum on Corporate Responsibility. The Forum provides advice to the Board and senior management on critical issues affecting the Company and the sector. For over a decade, the Forum has helped us to develop progressive policies on a range of issues, from biodiversity, to climate change and our relationship with indigenous people. I want to thank them for their advice and support over the years.

Global Economy

Now, let me turn to the global economy and make a few specific comments on the US, Europe, Japan and emerging economies, in particular China.
Over the last year, the US experienced moderate growth rates, with the US housing sector and the stock market strengthening household balance sheets. We are confident of the continued recovery in the US, despite some risk from the unwinding of monetary stimulus.

On the other hand, conditions in Europe remain challenging, although relatively more stable. The European economy still faces structural challenges and uncertainty is likely to continue in the near term.

We see strong growth in Asia. In Japan, the renewed policy push is positive for medium-term growth, if the government can achieve its stated objectives. In China, which accounts for about 30 per cent of our revenue, weaker trade and softer manufacturing activity have been a slight drag on growth relative to expectations. You can see the impact of that in our financial results.

In the past 20 years, more than 650 million people have been lifted out of poverty in China alone. Over the next 15 years, it is expected that around 250 million more people will move from the Chinese countryside to cities, while Asia’s middle class will reach about three billion people. With employment conditions and income growth remaining resilient, we believe the Chinese Government has room to pursue reforms that support its agenda of stable, long term growth. Domestic demand, as well as the types of goods and services produced in China, will continue to underpin a rise in the absolute demand levels for commodities. We expect the Chinese economy to grow at over seven per cent next year. China, and other emerging economies, will be the major drivers of economic growth in the long term, which could deliver up to a 75 per cent increase in demand for some commodities over the next 15 years.

BHP Billiton portfolio

With our four key pillars of Coal, Copper, Iron Ore, and Petroleum, and a possible fifth pillar in potash, we are able to meet every phase of the development cycle, from investment to consumption-led economies.

This portfolio approach positions us well to adapt as markets change, including the shifts now underway in the global energy mix. Technology and the need for lower carbon energy have led to a shift in emphasis from coal to gas in the US, while globally, various policy measures have also affected the use of different energy sources. We are engaged in these issues, adjusting our investment and portfolio as needed.

Our diversified strategy is a core strength. It has been key to how we have outperformed our peers over the past decade in total shareholder returns.

Business Performance

Now let me turn to BHP Billiton’s overall performance.

Despite continuing improvements over the past eight years in the Company’s injury rate, it is with profound sadness that I report three of our colleagues lost their lives at work during the year. On behalf of the Board and management, I offer our deepest condolences to their families and friends. Let me be very clear – any injury or loss of life is completely unacceptable. Safety must come first.

In terms of our operating and financial performance, I am pleased to report that your Company remains strongly positioned. Our solid financial and operating results were underpinned by production records and substantial productivity gains.

We continued our progressive dividend policy and retained our solid A credit rating - all this despite volatile commodity markets and slower global growth.

Earnings before interest and tax for the year were US$21 billion and Attributable Profit before exceptional items was around US$12 billion.

The fall in commodity prices did affect our results by about US$9 billion, but this was partially offset by your management team delivering US$2.7 billion of savings in controllable cash costs. Andrew and his team are committed to ongoing productivity improvements while developing our core businesses.

As I mentioned earlier, we continued our progressive dividend policy, with a full year dividend increase of four per cent to 116 US cents per share – which translates to an eight per cent increase to 76 pence.

Our dividend has increased at a compound annual growth rate of 18 per cent over the last 10 years and, in that period, we have returned more than US$59 billion in dividends and share buy-backs to shareholders.

Two constants

While our products are an essential part of everyday life, the resources industry is cyclical and faces continuing challenges.

Against that backdrop, we can see two constants through our 150-year history. The first is the significance of what we do. Rising living standards depend on economic growth. Our aim is to safely, reliably and profitably supply the resources that drive improving living standards for millions of people around the world every day.

The second is how we operate. Today, this is laid out in Our Charter, which defines our values. Let me outline how this translates to our contribution to society.

Broader contribution

Partnerships that support sustainable development are central to how we operate. We are not just talking about our ability to provide products that support economic growth. Every day, we make a positive contribution by supporting partnerships that promote social and economic development and benefit the broader community.

We contribute one per cent of our pre-tax profit to community programs, a total of US$246 million this year, bringing our voluntary community investment to US$1.5 billion over the past 10 years. This investment creates a direct link between our success as a Company, and the ability we have to enable fundamental change for good in our communities. The result is a diverse range of programs covering education, healthcare, environmental and other initiatives. We want to be a genuine part of all the communities in which we operate and leave a lasting, positive legacy wherever we work.

Our approach is supported by our many employees who volunteer their time and energy in service to their communities.

Our community programs are in addition to the US$11 billion we paid in taxes and royalties to governments worldwide last year. We also make a broader economic contribution by the jobs we create, the capital we invest and our support for local business. In 2013, for example, 63 per cent of our Group spend was with local and regional suppliers, including small businesses, thereby extending the opportunities for others to benefit from our success.

Conclusion

Before I ask Andrew to speak to you, let me just mention that this year is the 130th anniversary of the discovery of an ore body containing lead, zinc and silver at Broken Hill in Australia, that led to the creation of BHP. Around the world, there are very few companies that have been able to successfully adapt to the massive economic and social challenges that have taken place over the last 130 years.

In an uncertain world, our strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market, continues to deliver significant benefits for our shareholders and communities.

On behalf of the Board, I would like to thank all of our people for their contribution. Their talents and efforts, combined with our strategy, ensure that we are well positioned for the future.

I would now like to hand over to your CEO, Andrew Mackenzie, to talk more about your Company’s performance.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone. Welcome to the Annual General Meeting of BHP Billiton Plc, my first as CEO of this great Company – a Company I feel truly honoured and privileged to lead. Our Board, management team and I never forget that we are in service to you, our shareholders, so I am pleased to report that in the 2013 financial year we delivered solid results, including strong volume growth and substantial productivity-led cost savings.

These results would not have been possible without the hard work of all of our employees and contractors who, day and night, work to deliver critical resources to our customers in every corner of the globe.

Sustainability, the first value of Our Charter, means we are environmentally responsible, work hard to enhance the well-being of our communities and put the health and safety of our employees first. Over the past eight years we have reduced our Total Recordable Injury Frequency (TRIF) by almost 50 per cent and, in the 2013 financial year, we reported our lowest ever TRIF. However, I echo Jac’s sentiments of the profound sadness we all feel to have lost three of our colleagues at work this year. I offer my heartfelt condolences to their families, friends and colleagues, and reaffirm our commitment to manage our operations so that all of our people go home safely at the end of each working day.

Our people take pride in working for a Company that operates in an environmentally responsible way and makes a positive contribution to the communities in which we work. We continue to monitor, manage and reduce the environmental impact of our operations and, each year, publicly report on our performance, including our greenhouse gas emissions.

Climate change is relevant to us all. As a significant user of energy, we are working to drive down our greenhouse gas intensity and we are seeing results. Our current emissions are below our 2006 baseline, despite the substantial growth of our business since then.

As a major producer of energy-related commodities, we believe that, even with substantial gains in energy efficiency and reductions in carbon intensity, net demand for energy will continue to increase. To meet this growing demand, the world must choose its preferred energy mix. Although this mix is hard to predict today, it will become clearer as technology evolves and society chooses what will maximise energy efficiency, minimise environmental impact and deliver economic growth. We will bring to these discussions our deep understanding of the Earth’s geology, its available energy resources, societal trends and needs and trade flows.

We are fortunate, as we already have a diverse energy portfolio. We can, and will, continue to adjust the shape of our portfolio to match energy demand, meet society’s expectations, preserve the progressive base dividend and maximise shareholder returns.

In August, we reported our 2013 financial results, including record production for a number of our commodities, as well as US$2.7 billion in controllable and sustainable annualised cost savings. As Jac noted, the period was challenging, with slowing global growth and weaker commodity markets. However, we are already seeing signs of recovery in the global economy.

Low prices offset the benefits of volume growth and cost savings, so for the full year, we reported Underlying EBIT of US$21 billion (a reduction of US$6 billion), Attributable Profit before exceptional items of just under US$12 billion, net operating cash flow of US$18 billion, and capital and exploration expenditure of US$22 billion.

Our strong operating performance was underpinned by a thirteenth consecutive year of record production at our Western Australia Iron Ore operations and a 28 per cent increase in production at our Escondida copper mine in Chile. This high-margin volume growth was supported by a 76 per cent increase in liquids production at our Onshore US business, a 19 per cent increase in Queensland Coal production, a seven per cent increase in manganese ore production and record alumina production with the ramp-up of Worsley.

Our focus on productivity is extracting more value from existing operations. Over the next two years, we expect to increase production by eight per cent per year on a copper equivalent basis and to deliver additional productivity-led cost savings. We are increasing our focus on our “four pillars”: Iron Ore, Petroleum, Copper and Coal; and we continue to operate our Aluminium, Manganese and Nickel businesses as efficiently as possible.

Now to potash. We expect demand for potash, a fertiliser that improves the yield and quality of agricultural production, to grow at about two to three per cent per annum to 2030. This growth will be driven by a rising population and greater economic prosperity, which will change the patterns of food consumption, requiring higher yields from increasingly-constrained arable land. Our continued investment in potash, at an average annual spend of US$800 million, will make sure we are ready to take advantage of this opportunity to add to shareholder returns.

BHP Billiton is the only Company to offer broad-based exposure to steel making, metals, energy and food. Our strategy of diversification by commodity, geography and market sets us apart from our peers and continues to generate superior returns for our shareholders.

Looking ahead, the future for our industry is bright. Over the next 15 years, global commodity demand is expected to grow by up to 75 per cent as millions move from the Chinese countryside to the cities and the rising middle class demands improved housing and consumer goods such as air-conditioners, cars and better quality food. This will increase demand for all our commodities.

To remain competitive, and capture this growth, we need to become more productive. Our productivity agenda is now fully underway. Our businesses are focused on maximising the outputs of their installed capacity to deliver volume growth and lower unit costs. We have also reduced our planned capital expenditure by 25 per cent to US$16 billion for the 2014 financial year, and our level of expenditure will decline again next year.

Our people are energised by the productivity challenge ahead and they are delivering great results right across the organisation. For example, by sharing best practice in the performance of shovels in our Coal business, our Iron Ore team increased the performance of their shovels by 20 per cent, reducing mining costs per tonne. And, by analysing every step of the production process at one of our coal mines in the Bowen Basin in Queensland, the team increased throughput and decreased downtime at the processing plant to deliver seven per cent volume growth.

With our people delivering such outstanding results, our robust strategy and our unrivalled portfolio of resources, we are confident we can continue to deliver superior results for our shareholders.

Thank you.

The Chairman then conducted the formal items of business.

Jac Nasser, Chairman, BHP Billiton

Closing remarks

Ladies and Gentlemen, thank you for your questions. We value your comments and ideas and will continue to work for ongoing improvement on your behalf.

For those of you who have not completed your voting card, please take the opportunity to do so now. You can see the proxy votes for each item of business on the screens. When you leave the meeting you can drop your cards in the boxes available at the back of the room.

In closing, let me again thank you for your support and commitment.

BHP Billiton Limited will hold its Annual General Meeting on November 21st in Perth, Australia. The results of both meetings will be notified to stock exchanges and posted on our website after that meeting.

Thank you for coming along today and I hope you have time to join us for refreshments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209) BHP Billiton Limited (ABN 49 004 028 077)
Date : October 24, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary